

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 25, 2009

Via U.S. Mail and Fax (918) 237-4002
Mr. Alex G. Stallings
Chief Financial Officer
Semgroup Energy Partners, L.P.
Two Warren Place
6120 South Yale Avenue, Suite 500
Tulsa, Oklahoma 74136

> **Re:** **Semgroup Energy Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed July 2, 2009**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 24, 2009**
> **File No. 1-33503**

Dear Mr. Stallings:

     We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2008 and related filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   Please provide and include in future Form 10-K filings, an organizational chart
        that illustrates the relationships between SemGroup Energy Partners, L.P. and its
        affiliates and subsidiaries. In particular, illustrate your relationship with
        SemGroup, L.P. and SemGroup Holdings, L.P.

Compensation Discussion and Analysis, page 85

2.   We note the compensation committee's use of "compensation data from the
        general midstream energy industry" and "other companies in the midstream
        energy industry" outside your disclosed peer companies. Please revise to include
        disclosure of the other companies used by the compensation committee in making
        its determinations.

Elements of Compensation, page 86

3.   Please disclose the targets the compensation committee used in its determination
        of the discretionary bonus awards for the named executive officers, including
        target levels of "EBITDA [and] actual and projected results for the third and
        fourth quarters of 2008." Further, if there are threshold, target and reach targets
        and specific percentage increases or decreases that correlate used for any element
        of compensation, please disclose.

        If you believe disclosing the targets would result in competitive harm such that
        the targets could be excluded properly under Instruction 4 to Item 402(b) of
        Regulation S-K, please provide on a supplemental basis a detailed explanation
        supporting your conclusion. If disclosure of quantitative or qualitative
        performance-related factors would cause competitive harm, you are required to
        discuss how difficult it will be for you to achieve the target levels or other factors.
        See Instruction 4 to Item 402(b) of Regulation S-K.

Summary Compensation Table, page 92

4.   Please revise the footnotes to your summary compensation table to clearly and
        accurately reflect the information disclosed in the table.

Controls and Procedures, page 78

5.   We note your statement that, "[t]here were no changes in [y]our internal control
        over financial reporting that occurred during the [period covered by the report]
        that have materially affected, or are reasonably likely to materially affect, [y]our

internal control over financial reporting." We note further, that the section that follows your conclusion regarding changes to your internal control over financial reporting begins with, "however." Please revise to clearly disclose whether there were changes to your internal control over financial reporting without language that causes doubt as to the validity of management's conclusion. Further, please discuss the reason the disclosure regarding the subcommittee and your plan to "further strengthen our processes and procedures" was included in your changes in internal control over financial reporting section if the disclosure does not reflect a change.

6.   We note your statement that, "[i]n connection with the Settlement, [you] migrated to [y]our own accounting system and no longer rely upon the Private Company's accounting system, which may change the design or implementation of certain of our internal controls." Please revise to state definitively whether the migrating of your accounting system made material changes to your internal control over financial reporting. To the extent it did, please revise your conclusion regarding changes to you internal control over financial reporting to state that there were changes to your internal control over financial reporting, and discuss the changes.

Form 10-K for the Fiscal Year Ended December 31, 2008

Note 2. Basis of Presentation, page F-8

7.   We note that you determined the Partnership and you (including your predecessor) had common control ownership until there was a change in control in July 2008. Please provide your analysis in accordance with EITF 02-5, paragraph 3, supporting your conclusion that you and the Partnership had common control ownership upon the initial contribution of assets and upon the acquisitions of property by you from the Private Company in fiscal year 2008. In addition, please explain how the liquidity issues of the Private Company caused the change of control of the Partnership's general partner. Explain how that impacted the common control relationship between you and the Partnership.

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

8.   Please tell us and disclose your revenue recognition accounting policy for fuel surcharge revenues, which are mentioned on page 9 of your filing.

Note 15. Commitments and Contingencies, page F-23

9.   We note you have contractual obligations to perform dismantlement and removal
        activities in the event some of your asphalt assets are abandoned. We also note
        you believe the date when these assets will be abandoned is indeterminate, and
        therefore you cannot reasonably estimate the fair value of the associated asset
        retirement obligation. Please clarify how you determined that the uncertainty in
        determining the date of the asset retirement obligation is more than the usual
        uncertainties in estimating the timing of the asset retirement obligation referred to
        in footnote 6.a of SFAS 143. In addition, please demonstrate how you
        determined that the asset retirement obligations would not be material using
        current costs.

Note 19. Events Related to the Bankruptcy Filings and Subsequent Events

Taxation as a Corporation, page F-41

10.   Your disclosure states that it is currently unclear under the current tax law as to
        whether the rental income from leases, and whether the fees attributable to certain
        of the processing services the Partnership provided under certain storage
        contracts, constitute "qualifying income." Please clarify whether your tax
        position with regard to this income is an uncertain tax position within the scope of
        FIN 48.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Note 3. Property, Plant and Equipment, page 7

11.   We note your construction-in-progress asset in the amount of $37.2 million
        related to the Eagle North Pipeline System that was acquired in May 2008. We
        also note you have suspended capital expenditures and currently intend to put the
        asset into service in early 2010. Please provide more detailed disclosure on your
        plan, including estimated costs, to put this asset into service. Also, tell us your
        consideration of any potential impairment of this asset, and provide analysis to
        support your conclusions.

Management's Discussion and Analysis, page 30

12.   We note the fair value of your Transferred Settlement Assets was determined by
        an independent valuation. While you are not required to make reference to the
        outside expert, when you do you should disclose the name of the expert and
        include the consent of the expert. Please revise your disclosure in future filings.

Item 4. Controls and Procedures

Changes in internal control over financial reporting, page 42

13.   Please revise your disclosure in future filings to describe the specific controls that may change (or have changed) as a result of the migration to your own accounting system. Disclose all material changes to the design and/or implementation of each control that will change (or has changed).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.   You may contact Mike Karney at (202) 551-3847 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Chris White for

H. Roger Schwall
Assistant Director